Merrill Lynch International

Form SBSE-A

Amendment - SBSE-A/A

February 14, 2022

The following changes were made in this Amendment:

Changes to Question 13B

Skandinaviska Enskilda Banken AB (publ) – Added to Custody, Clear or Settle section